# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fusemachines Inc., CIK 0002033383
CUSIP: 36118R103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 251 West 30th Street, 5th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 10/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001736785

## Reporting persons
- CONSILIUM EXTENDED OPPORTUNITIES FUND LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,072,414; shared voting power 0; sole dispositive power 4,072,414; shared dispositive power 0; aggregate amount beneficially owned 4,072,414 (13.61% of the class)
  Comment: (1) Consists of 4,072,414 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM EXTENDED OPPORTUNITIES FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
- Jonathan Binder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,636,826; shared voting power 0; sole dispositive power 4,636,826; shared dispositive power 0; aggregate amount beneficially owned 4,636,826 (15.5% of the class)
  Comment: (1) Consists of (a) 564,412 shares of Common Stock issued to Mr. Binder in connection with the consummation of the issuer's business combination, and (b) 4,072,414 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM EXTENDED OPPORTUNITIES FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
- Charles Cassel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,636,827; shared voting power 0; sole dispositive power 4,636,827; shared dispositive power 0; aggregate amount beneficially owned 4,636,827 (15.5% of the class)
  Comment: (1) Consists of (a) 564,413 shares of Common Stock issued to Mr. Binder in connection with the consummation of the issuer's business combination, and (b) 4,072,414 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM EXTENDED OPPORTUNITIES FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.

## Item 1. Issuer
Name of issuer: Fusemachines Inc.
Address of issuer's principal executive offices: 251 West 30th Street, 5th Floor New York. New York 10001

## Item 2. Person Filing
Name of person filing:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP

Jonathan Binder

Charles Cassel
Address of principal business office or, if none, residence: c/o Fuseachines Inc. 251 West 30th Street, 5th Floor New York. New York 10001
Citizenship:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP - Delaware

Jonathan Binder - USA

Charles Cassel - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP- 4,072,414;

Jonathan Binder - 4,636,826;

Charles Cassel - 4,636,827

which consists of 564,412 shares of Common Stock held by Jonathan Binder; 564,413 shares of Common Stock held by Charles Cassel, and 4,072,414 shares of Common Stock held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP, a Delaware limited partnership.

Jonathan Binder Charles Cassel are the managing members of CONSILIUM EXTENDED OPPORTUNITIES FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM EXTENDED OPPORTUNITIES FUND LP.
Percent of class:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP - 13.61%

Jonathan Binder - 15.5%

Charles Cassel - 15.5%

The foregoing percentages are based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
Sole power to vote or to direct the vote:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP- 4,072,414

Jonathan Binder - 4,636,826

Charles Cassel - 4,636,827
Shared power to vote or to direct the vote:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP - 0

Jonathan Binder - 0

Charles Cassel - 0
Sole power to dispose or to direct the disposition:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP - 4,072,414

Jonathan Binder - 4,636,826

Charles Cassel - 4,636,827
Shared power to dispose or to direct the disposition:
CONSILIUM EXTENDED OPPORTUNITIES FUND LP - 0

Jonathan Binder - 0

Charles Cassel - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- CONSILIUM EXTENDED OPPORTUNITIES FUND LP: /s/ Charles Cassel, Charles Cassel/Managing Member (02/02/2026)
- Jonathan Binder: /s/ Jonathan Binder, Jonathan Binder (02/02/2026)
- Charles Cassel: /s/ Charles Cassel, Charles Cassel, (02/02/2026)